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100 F Street, N.E.	Milan
Washington, D.C. 20549

Re:	Wesco Aircraft Holdings, Inc.
Registration Statement on Form S-1
Filed April 8, 2011
File No. 333-173381

Dear Ms. Malone:

On behalf of our client, Wesco Aircraft Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on April 8, 2011 (collectively, the “Registration Statement”).

This amendment reflects certain revisions of the Registration Statement in response to the comment letter to Mr. John Holland, the Company’s General Counsel, dated May 5, 2011, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 1, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to each of Jay Ingram and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.                                       We will process this filing and your amendments without price ranges.  Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included.  Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Response: The Company acknowledges the Staff’s comments and confirms (i) its understanding that the Staff will require sufficient time to process the subsequent amendment to the Registration Statement that will contain price ranges for the offering and (ii) that the inclusion of price ranges will affect disclosure throughout the Registration Statement, which changes may cause the Staff to raise issues in areas of the document on which it had not previously commented.

2.                                       As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing.  If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover.  In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

Response: The Company acknowledges the Staff’s comments and confirms (i) its understanding of Rule 430A as described in the Staff’s comments and (ii) that it will not circulate copies of the Registration Statement or the preliminary prospectus without an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range and all other information except information that may be excluded in reliance upon Rule 430A.

3.                                       Prior to the effectiveness of your registration statement, please provide us with a copy of the clearance letter or a call from FINRA indicating that FINRA has no objection to the underwriting arrangements.

Response: The Company acknowledges the Staff’s comment and confirms that it will provide the Staff with a copy of the clearance letter or call from FINRA indicating that FINRA has no objection to the underwriting arrangements prior to the effectiveness of the Registration Statement.

4.                                       Please provide us with copies of any artwork or other graphics you intend to use in your prospectus.  Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Response: The Company respectfully advises the Staff that the artwork the Company intends to use in the prospectus will be included in Amendment No. 2 to the Registration Statement.

5.                                       We note that you have not yet filed a number of exhibits, including the legality opinion.  Please allow sufficient time for our review of these exhibits.

Response: The Company acknowledges the Staff’s comment and confirms that it will provide the Staff with sufficient time to review any exhibits that have not been filed as of the filing of Amendment No. 1.

Table of Contents, page i

6.                                       We note your disclosure in the last two sentences of the disclaimer paragraph in bold type.  Please confirm your understanding that you have an obligation to deliver a prospectus that contains accurate information regarding your business and financial condition.  You may delete the last two sentences to remove any ambiguity.

Response: The Company acknowledges the Staff’s comment and confirms its understanding of its obligation to deliver a prospectus containing accurate information regarding its business and financial condition. The Company has also revised the disclosure on page i in response to the Staff’s comment by deleting the last two sentences of the disclaimer paragraph.

Market and Industry Data, page ii

7.                                       Please provide us with copies of the reports citing the market data you provide throughout your prospectus, marked with page references tracking your disclosures in the filing.

Response: In response to the Staff’s comment, the Company will supplementally provide the Staff, under separate cover contemporaneously herewith, highlighted copies of each report upon which the Company relied in connection with the preparation of the Registration Statement.

8.                                       Clarify the extent to which you are cautioning investors in their evaluation of this data or remove language that suggests you are not responsible for assessing the reasonableness and soundness of the market data and other information.  If the industry and market data requires disclaimers such as those presented here, it does not appear that the market data contributes to an informed investor understanding of the market for the company’s products and services as of the time of their potential investments.  Please assess your disclosure throughout the prospectus and revise as appropriate.  Finally, with the exception of the report by Stax that you commissioned for use in connection with this offering, confirm that all market and industry data represents information that is generally available to the public and was not prepared for you for a fee.

Response: The Company has revised the disclosure on page ii in response to the Staff’s comment to remove disclosure suggesting that the Company is not responsible for assessing the reasonableness and soundness of industry and market data presented in the Registration Statement. The Company also respectfully advises the Staff that it did not commission any of the studies or reports cited in the Registration Statement, with the exception of the report prepared by Stax Inc. (the “Stax Report”), and that none of those studies or reports, except for the Stax Report, were prepared in connection with the Registration Statement. In addition, the Company respectfully advises the Staff that, with the exception of the Stax Report, the information contained in the studies and reports cited in the Registration Statement is publicly available for free or available on a subscription fee basis and is widely utilized by industry participants.

Our Company, page 1

9.                                       Please revise the first sentence and throughout the prospectus to provide the basis or source of your statement that you are one of the world’s largest distributors and providers of supply chain management services to the global aerospace industry.

Response: The Company has revised the disclosure on pages 1, 2, 34, 61 and 62 in response to the Staff’s comment to reflect that it is one of the world’s largest distributors and providers of comprehensive supply chain management services to the global aerospace industry based on annual sales. The Company respectfully asserts that this statement is supported by information provided on pages 6, 32 and 36 of the Stax Report, a copy of which is being provided supplementally to the Staff in connection with the Company’s response to comment 7, and the Company’s financial data.

Page 6 of the Stax Report states that the Company, BE Aerospace and Anixter were the three largest distributors of C class aerospace parts during 2009, with revenues that together comprised approximately $1.5 billion, or approximately 39%, of the distributor share of the C class aerospace parts market during 2009. The remaining 61% of the distributor market was served by a large number of smaller local/regional distributors. Using the 2009 C class parts revenue for BE Aerospace and Anixter provided on pages 32 and 36, respectively, of the Stax Report and the Company’s 2009 net sales data, the Company further concluded that of the 39% market share held collectively by the three largest distributors of C class aerospace parts during 2009, approximately 37.8% was attributable to the Company, 49.2% was attributable to BE Aerospace and the remaining 13.0% was attributable to Anixter.

Although the market share data provided on page 6 of the Stax report is limited to 2009, the Company is not aware of any significant growth in the overall market or any material changes to its competitor landscape during 2010. In addition, a comparison of the 2010 C class parts revenue data for BE Aerospace and Anixter provided on pages 32 and 36, respectively, of the Stax Report with the Company’s 2010 net sales data, shows that revenue distribution among the Company, BE Aerospace and Anixter for 2010 was similar to 2009, with approximately 39.5% attributable to the Company, 46.5% attributable to BE Aerospace 14.0% attributable to Anixter.

Accordingly, the Company believes that based on annual sales, it is one of the world’s two largest distributors and providers of comprehensive supply chain management services to the global aerospace industry. Therefore, the available data supports its assertion that it is one of the world’s largest distributors and providers of comprehensive supply chain management services to the global aerospace industry based on annual sales.

10.                                 Please revise the first sentence to state that you are a holding company that conducts operations through your wholly-owned subsidiaries.

Response: The Company has revised the disclosure on page 1 in the introductory paragraph under the “Prospectus Summary” heading in response to the Staff’s comment in order to clarify that the Company is a holding company that conducts operations through its subsidiaries.

Industry Consolidation, page 2

11.                                 Please revise to state separately the percentage of sales that represents your share of the $6.1 billion C class aerospace parts market.

Response: The Company has revised the disclosure on pages 2, 60 and 73 in response to the Staff’s comment to separately state the Company’s share of the $6.1 billion C class aerospace parts market.

Our Competitive Strengths, page 2

Superior Purchasing Capabilities and Supplier Relationships, page 3

12.                                 We note your disclosure in the first full risk factor on page 13.  Please revise your disclosure in this section to disclose that Precision Castparts Corp. and Alcoa Fastening Systems supplied 22% and 20% of the products you purchased, respectively.

Response: The Company has revised the disclosure on pages 3, 63 and 69 in response to the Staff’s comment to state that Precision Castparts Corp. and Alcoa Fastening Systems supplied 22% and 20%, respectively, of the products the Company purchased during fiscal 2010.

Company History, page 5

13.                                 Please revise this section to disclose the corporate history of your primary domestic and primary foreign operating subsidiaries.

Response: The Company has revised the disclosure on page 5 in response to the Staff’s comment to describe the corporate history of its primary domestic and primary foreign operating subsidiaries.

Summary Historical Financial Data, page 7

14.                                 We note from your presentation of Adjusted Net Income on page 8 that you do not exclude depreciation expense from your non-GAAP measure.  Please amend your filing to clarify why it is useful to exclude intangible asset amortization but not fixed asset depreciation expense.

Response: The Company has revised the disclosure on page 9 in response to the Staff’s comment to clarify why the Company has deemed it useful to exclude intangible asset amortization but not fixed asset depreciation expenses in its presentation of Adjusted Net Income.

Risk Factors, page 10

15.                                 You are required to discuss the most significant factors that make the offering speculative or risky.  See Item 503(c) of Regulation S-K.  Please delete as inappropriate the portion of the last sentence of the introductory paragraph that states that additional unknown or immaterial risks may impair your business.

Response:  The Company has revised the disclosure on page 10 in response to the Staff’s comment by deleting the portion of the last sentence in the introductory paragraph stating that additional unknown or immaterial risks may impair the Company’s business.

16.                                 Please review and revise your risk factor headings, as necessary, to clearly identify the risk and its impact on your company.  For example, the first risk factor heading should also state that global financial markets have been extremely volatile and that a slowdown in economic recovery may adversely impact your business, financial condition and results of operation.

Response: The Company has revised the risk factor headings in Amendment No. 1 in response to the Staff’s comment to clearly identify the particular risk and its impact on the Company.

Management’s Discussion and Analysis of Financial Condition . . . , page 34

17.                                 Please disclose the amount that you expect to recognize for stock compensation expense over the next 12 months.  If immaterial, then so state.  Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Response: The Company has revised the disclosure on page 42 in response to the Staff’s comment to disclose the amount that it expects to recognize for stock compensation expense over the next 12 months.

18.                                 You disclose on page 65 that sales of C class aerospace hardware represented approximately 80% of your fiscal 2010 product sales.  Given the materiality of product sales to your results of operations and your disclosure on page 11 that you run the risk of not being able to pass along or otherwise recover unexpected increases in your product costs, please amend your gross profit discussion to address and quantify current and future trends in inventory costs.  Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Response:  The Company respectfully advises the Staff that it is unable to specifically quantify the effect of current and future trends on the cost of its products in inventory, as such trends are the result of numerous factors, including fluctuations in the price of raw materials, the effect of inflation, the terms of long-term agreements the Company negotiates with certain of its suppliers, the timing of bulk purchases that allow the Company to take advantage of price breaks from its suppliers and general market trends than can result in increases or decreases in the available capacity of its suppliers. However, in response to the Staff’s comment, the Company has revised the disclosure on pages 38 to 39 to include a description of the factors described above and the general impact of current and anticipated future trends on the costs of the Company’s products in inventory.

Cost of Sales, page 38

19.                                 Please quantify each of the principal components of your cost of sales that you identify so investors can assess the materiality of each component.

Response: The Company has revised the disclosure on page 38 in response to the Staff’s comment to quantify each of the principal components of costs of sales presented therein.

Results of Operations, page 44

20.                                 Please expand your discussion of results of operations to quantify and discuss the underlying factors behind significant changes in your results.  For example, you disclose on page 44 that JIT and ad hoc sales increases were primarily due to general growth across your customer base.  Please amend your filing to identify and quantify the specific underlying reasons for the increase in sales.  Furthermore, you disclose that ad hoc and LTA net sales decreased $0.2 million quarter over quarter with no analysis of the reasons for this change.  Please amend your filing to disclose the contributing factors causing the decrease in ad hoc and LTA quarterly net sales.  These are examples and are not intended to be a comprehensive list of areas for improvement.  Please refer to Section 501.04 of the Financial Reporting Codification for guidance and revise your discussion as needed throughout.

Response: The Company has revised the disclosure on pages 44 through 51 in response to the Staff’s comments to expand its discussion of results of operations to quantify and discuss the underlying factors behind significant changes in the Company’s results.

Liquidity and Capital Resources, page 51

21.                                 Please revise your disclosure to discuss any material commitments for capital expenditures as of the end of the latest fiscal period and the general purpose of the commitments.  See Item 303(a)(2)(i) of Regulation S-K.

Response:  The Company has revised the disclosure on page 52 in response to the Staff’s comment to include a statement that the Company had no material commitments for capital expenditures as of March 31, 2011.

Industry Overview, page 59

22.                                 We note that you provide 2009 figures and percentages when describing the global market for C class aerospace parts, the OEM market for C class aerospace parts, the market for military C class aerospace parts, the combined commercial and military MRO market and your market share of the C class aerospace parts market.  Please revise your disclosure here and throughout the prospectus to also provide 2010 sales figures and percentages or tell us why you cannot provide this information.

Response: The Company believes that the 2009 data included in the Stax Report is the most up-to-date data available. However, the Company has commissioned Stax Inc. to provide an updated report, which, if possible, will include 2010 data. Upon receipt of the updated Stax Report, the Company will amend the applicable disclosure in the Registration Statement, as needed.

Business, page 61

Our Services, page 66

Quality Assurance, page 66

23.                                 Please revise this section to state the basis for your claims that your quality assurance function and capabilities are “industry-leading.”  Also revise your disclosure in the first paragraph of the “Procurement” section on page 69 regarding your “industry-leading” operating margins and parts availability.

Response: The Company has revised the disclosure on page 66 in response to the Staff’s comment to clarify the basis for the Company’s belief that its quality assurance function and capabilities are “industry-leading.” The Company has also revised the disclosure on page 69 in response to the Staff’s comment to qualify the statement as a belief of the Company.

Customer Contracts, page 67

24.                                 Please revise this section to provide the information required by Item 101(c)(1)(viii) of Regulation S-K.

Response: The Company has revised the disclosure on page 68 in response to the Staff’s comment to provide the disclosure required by Item 101(c)(1)(viii) of Regulation S-K.

Ad Hoc Sales, page 68

25.                                 You disclose that under each of your sales arrangements you typically warrant that products you sell conform to the drawings and specifications that are in effect at the time of delivery in the applicable contract and that you will replace defective or nonconforming products for a period of time that varies from contract to contract.  Please amend your filing to disclose whether you have an accrual for warranty expenses.  If so, please provide a roll-forward for your warranty allowance.  Furthermore, if you have warranty reserves for other sources of revenue please provide similar disclosure.

Response: The Company has revised the disclosure on page 68 in response to the Staff’s comments to clarify that it does not have an accrual for warranty expenses as claims related to defective and non-conforming products have been nominal to date.

Compensation Discussion and Analysis, page 81

Annual Performance-Based Compensation for 2010, page 83

26.                                 Please revise the second full paragraph on page 84 to state why you use Bonus EBITDA and Bonus Cash Flow as the performance metrics and ensure that your disclosure conforms with the requirements of Instruction 5 to Item 402 of Regulation S-K.

Response: The Company has revised the disclosure on page 84 in response to the Staff’s comments.

27.                                 We note that the chart lists a performance metric as “Bonus Cash Flow From Operations” while you state the performance metric as simply “Bonus Cash Flow” in the second full paragraph of this section.  Please revise your disclosure to make clear that the chart is referencing the same performance metric.

Response: The Company has revised the disclosure on page 84 in response to the Staff’s comment.

28.                                 We note your statement in the first full paragraph that the NEOs have target bonus amounts based upon a percentage of their base salaries ranging from 35% to 100%.  The last paragraph indicates the bonus payment percentages for each NEO.  Please revise this section to include the target bonus amounts for each NEO.

Response: The Company has revised the disclosure on page 84 in response to the Staff’s comment.

29.                                 Please disclose the pre-determined payout matrix referenced in the third paragraph on page 84 and provide an illustration of how actual payouts were derived through application of the matrix.

Response: The Company has revised the disclosure on page 85 in response to the Staff’s comments.

Discretionary Long-Term Equity Incentive Awards, page 85

30.                                 Please revise your disclosure to state your basis for allocating compensation to each form of award (restricted stock, restricted stock units and stock options).  See Item 402(b)(2)(iii) of Regulation S-K.

Response: The Company has revised the disclosure on page 87 in response to the Staff’s comment.

Employment and Severance Arrangements, page 87

31.                                 Please revise the third paragraph to disclose the term of Mr. Hann’s employment agreement.  See Item 402(e)(l)(i) of Regulation S-K.

Response: The Company has revised the disclosure on page 89 in response to the Staff’s comment.

Director Compensation for 2010, page 92

32.                                 Please revise to disclose how you determined whether to pay the annual retainer in stock rather than in cash.

Response: The Company has revised the disclosure on page 93 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 97

33.                                 Please file the management agreement, the 2006 stockholders agreement and the amended 2007 stockholders agreement, and the operating lease agreements as exhibits to the registration statement.  See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:  The Company respectfully advises the staff that (i) the Management Agreement and the Operating Lease Agreements referenced on pages 99 and 100 have been filed as exhibits to Amendment No. 1 and (ii) the Company will be entering into the Amended and Restated Stockholder Agreement in connection with the offering described in the Registration Statement and will file the Amended and Restated Stockholders Agreement as an exhibit to the Registration Statement in a subsequent amendment, rather than the 2006 stockholders agreement, as amended, which will be terminated.

Delaware Takeover Statute, page 104

34.                                 Please revise to disclose how your decision not to be governed by Section 203 of the DGCL has an anti-takeover effect.

Response: The Company has revised the disclosure on page 107 in response to the Staff’s comment to clarify that our decision not to be governed by Section 203 of the DGCL does not have an anti-takeover effect.

Relationship with Solebury Capital, LLC, page 117

35.                                 Please file the engagement agreement as an exhibit to the registration statement.  Please also revise your disclosure to discuss the factors used to determine whether an incentive fee is awarded.

Response: The Company has revised the disclosure on page 119 in response to the Staff’s comment to include a discussion of the factors used by the Company to determine whether an incentive fee will be awarded. In addition, the Company respectfully advises the Staff that the Engagement Agreement, dated as of January 20, 2011, by and between the Company and Solebury Capital LLC has been filed as an exhibit to Amendment No. 1.

Where You Can Find More Information, page 118

36.                                 Your statements included in the prospectus, including any summaries of the contents of a contract filed as an exhibit to your registration statement, must be accurate and complete.  Please delete the third sentence in the first paragraph as inappropriate.

Response: In response to the Staff’s comment, the Company has deleted the fourth and fifth sentences in the first paragraph under the heading “Where You Can Find More Information” on page 120.

Experts, page 118

37.                                 We note that Stax, Inc. prepared an independent report for your use in connection with this offering.  Please identify Stax, Inc. as an expert in this section and re-file its consent to being named in this section or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Response: The Company has revised the disclosure on page 120 in response to the Staff’s comment to identify Stax Inc. as an expert and has re-filed Stax Inc.’s consent as an exhibit to Amendment No. 1.

Financial Statements, page F-2

38.                                 Please update your financial statements pursuant to Rule 3-12 Regulation S-X.

Response: The Company has updated its financial statements pursuant to Rule 3-12 Regulation S-X.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-2139 or my colleague, Jason M. Licht, at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Rachel W. Sheridan

Rachel W. Sheridan
of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

John Holland, General Counsel
Jay Ingram